Consolidated Financial Statements

FRONTEER GOLD INC.
(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)

Years ended December 31, 2010 and 2009

(Expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 20, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded AuEx Ventures Inc. from its assessment of internal control over financial reporting as at December 31, 2010 because it was acquired by the Corporation in a purchase transaction during 2010. AuEx Venture Inc.’s total assets and net loss represent $399.1 million and $28,535 respectively, of the consolidated total assets and net income of the Corporation as at and for the year ended December 31, 2010.

Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2010.

The effectiveness of the Corporation’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report which appears within.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

March 25, 2011

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders of Fronteer Gold Inc.

We have completed integrated audits of Fronteer Gold Inc.’s 2010, 2009 and 2008 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Fronteer Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fronteer Gold Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Fronteer Gold Inc.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

(2)

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management Report on Internal Control Over Financial Reporting, management has excluded AuEx Ventures Inc. from its assessment of internal control over financial reporting as at December 31, 2010 because it was acquired by the Company in a purchase transaction during 2010. We have also excluded AuEx Ventures Inc. from our audit of internal control over financial reporting. AuEx Venture’s Inc. total assets and net loss represent $399.1 million and $29,535, respectively, of the consolidated total assets and net loss of the Company as at and for the year ended December 31, 2010.

Opinion

In our opinion, Fronteer Gold Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
March 25, 2011
Vancouver, British Columbia

(3)

FRONTEER GOLD INC.
(formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)

Consolidated Balance Sheets	December 31,	December 31,
(Expressed in thousands of Canadian dollars)	2010	2009
Assets
Current assets:
Cash	$104,833	$56,682
Short-term deposits	251	90,630
Restricted cash	-	589
Accounts receivable and other	2,362	1,411
	107,446	149,312
Property & equipment (Note 8)	19,046	5,363
Long term investments (Note 9)	37,842	16,662
Reclamation deposits (Note 10)	3,742	3,578
Exploration properties and deferred exploration expenditures (Note 11)	616,206	332,739
Equity investments in Turkish Properties (Note 12)	3,087	13,530
Assets held for sale (Note 7(b))	98,914	-
	$886,283	$521,184
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,425	$4,155
Due to joint venture partner	-	541
Asset retirement obligations (Note 10)	143	123
	9,568	4,819
Due to joint venture partner	-	201
Asset retirement obligations (Note 10)	1,350	1,057
Future income taxes (Note 13)	158,644	50,180
Other long-term liability (Note 12)	5,059	-
Liabilities associated with assets held for sale (Note 7(b))	7,295	-
Shareholders' Equity
Share capital (Note 14)	666,139	425,397
Contributed surplus	35,405	31,278
Accumulated other comprehensive income (loss)	13,753	(712)
(Accumulated deficit) retained earnings	(10,930)	8,964
	704,367	464,927
	$886,283	$521,184
Nature of operations (Note 1)
Subsequent events (Note 18)
Commitments (Note 15)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER GOLD INC.
(formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations

For the year ended December 31,
(Expressed in thousands of Canadian dollars, except per share amounts)	2010	2009	2008

Operating expenses:
Write-down of exploration properties and deferred exploration expenditures (Note 11)	$34,486	$5,340	$10,637
Wages and benefits	8,483	6,227	3,448
Stock-based compensation	5,990	4,478	5,988
Office and general	3,149	4,263	1,326
Professional fees	2,013	2,406	1,412
Investor relations, promotion and advertising	1,967	1,346	606
Property investigation	1,774	2,370	2,480
Amortization	493	501	355
Listing and filing fees	474	267	202
Accretion expense	320	121	57
Loss on disposal of capital assets	90	101	45
Site restoration	43	-	-

Loss from operations	59,282	27,420	26,556

Other income (expenses):
Gain on sale of equity investment in Turkish properties (Note 12)	18,689	-	-
Gain on sale of mineral properties	4,548	-	-
Foreign exchange gain (loss)	3,553	7,572	(11,716)
Interest income	3,186	4,452	2,985
Change in fair value of financial instruments	2,564	11,631	(361)
Other income	73	323	105
Dilution gain	-	-	71
Equity in loss of Aurora Energy Resources Inc.	-	(904)	(1,822)
Equity income (loss) from Turkish Properties	(95)	5	45
Gain (loss) on sale of long-term investments	(394)	9,562	1,768

	32,124	32,641	(8,925)

Income (loss) for the year	(27,158)	5,221	(35,481)

Current income tax expense	-	-	-
Future income tax recovery (Note 13)	(7,264)	(10,140)	(3,772)
	(7,264)	(10,140)	(3,772)

Net (loss) income for the year	$(19,894)	$15,361	$(31,709)

Earnings (loss), per common share, basic	$(0.16)	$0.14	$(0.38)
Earnings (loss), per common share, diluted	$(0.16)	$0.13	$(0.38)

Weighted average number of common shares outstanding
Basic	125,289,751	112,383,585	83,275,668
Diluted	125,289,751	113,854,359	83,275,668

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC.
(formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows

For the year ended December 31,
(Expressed in thousands of Canadian dollars)	2010	2009	2008

Cash provided (used for):
Operating activities:
Net (loss) income for the year	$(19,894)	$15,361	$(31,709)
Items not affecting cash:
Write-down of exploration properties and deferred exploration expenditures	34,486	5,340	10,637
Stock-based compensation	5,990	4,478	5,988
Amortization	493	501	355
Liability accretion	131	-	-
Reclamation accretion	189	121	57
Loss on disposal of capital assets	90	101	45
Site Restoration	43	-	-
Gain on sale of mineral properties and Turkish properties	(23,237)	-	-
Change in fair value of financial instruments	(2,564)	(11,631)	361
(Gain) loss on sale of long term investments	394	(9,562)	(1,768)
Foreign exchange	(3,553)	(7,572)	11,716
Equity loss (income) from Turkish properties	95	(5)	(45)
Reclamation expenditures incurred	(72)	-	-
Dilution gain	-	-	(71)
Equity in loss of Aurora Energy Resources Inc.	-	904	1,822
Future income taxes	(7,264)	(10,140)	(3,772)

Changes in non-cash working capital:
Accounts receivable and other	(209)	466	129
Accounts payable and accrued liabilities	60	(1,354)	311
Amounts due from related parties	-	(167)	(59)

Cash used in operating activities	(14,822)	(13,159)	(6,003)

Financing activities:
Cash received on exercise of options	4,808	1,760	407
Share issue costs	-	(211)	-

Cash provided by financing activities	4,808	1,549	407

Investing activities:
Cash acquisition costs	-	-	(725)
Restricted cash	589	(589)	-
Maturity of short-term deposits	92,920	-	-
Proceeds from short-term deposits	-	54,331	-
Purchase of short-term deposits	-	(200)	(50,000)
Change in accounts receivable and other	(983)	922	234
Purchase of investments	(36,833)	(8,074)	-
Reclamation bonds	(203)	(311)	(1,378)
Proceeds from sale of investments	37,448	11,841	5,295
Purchase of property & equipment	(7,606)	(3,194)	(1,008)
Proceeds from sale of equipment	59	-	193
Change in accounts payable and accrued liabilities	284	(2,677)	559
Cash acquired on acquisitions, net of transaction costs	591	2,159	-
Acquisition of mineral properties (Notes 5 & 6)	(35,217)	-	-
Interest in exploration properties and deferred exploration
expenditures	(33,597)	(23,925)	(17,077)
Cash received on sale of mineral property	359	-	-
Recovery of deferred exploration expenditures	7,782	6,842	2,044
Investment in Turkish Properties	(2,188)	(90)	(564)
Proceeds from sale of equity investments in Turkish properties	36,978	-	-
Due to joint venture partners	(742)	620	122

Cash provided (used) in investing activities	59,641	37,655	(62,305)

Effect of exchange rate difference on cash	(1,476)	(305)	(196)

Increase (decrease) in cash and cash equivalents	48,151	25,740	(68,097)

Cash, beginning of year	$56,682	$30,942	$99,039

Cash, end of year	$104,833	$56,682	$30,942

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$-	$101,329	$-
Common stock issued upon acquisition of AuEx	$232,435	$-	$-

Value of properties transferred upon acquisition of Bridgeport Ventures shares	$4,725	$-	$-
Fair value of options issued upon acquisition of Aurora	$-	$3,022	$-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC.
(formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)

				Accumulated	Retained
Consolidated Statement of Shareholders' Equity	Common Shares			Other	earnings	Total
			Contributed	Comprehensive	(accumulated	Shareholders'
(Expressed in thousands of Canadian dollars, except share amounts)	Shares	Amount	Surplus	Income (Loss)	deficit)	Equity
	#	$	$	$	$	$
Balance as at December 31, 2007	83,176,050	320,516	16,234	4,788	25,312	366,850

Exercise of stock options	375,000	686	(279)	-	-	407
Stock-based compensation	-	-	7,775	-	-	7,775
Other comprehensive loss	-	-	-	(4,788)	-	(4,788)
Net loss for the year	-	-	-	-	(31,709)	(31,709)

Balance as at December 31, 2008	83,551,050	321,202	23,730	-	(6,397)	338,535

Shares issued in Aurora acquisition (Note 7(a))	34,940,890	101,329	-	-	-	101,329
Share issue costs	-	(211)	-	-	-	(211)
Recognition of future income tax effect of share issue costs	-	57	-	-	-	57
Exercise of stock options	1,217,146	3,020	(1,072)	-	-	1,948
Stock-based compensation	-	-	8,620	-	-	8,620
Other comprehensive loss	-	-	-	(816)	-	(816)
Recognition of future tax assets on long term investments	-	-	-	104	-	104
Net income for the year	-	-	-	-	15,361	15,361

Balance as at December 31, 2009	119,709,086	425,397	31,278	(712)	8,964	464,927

Shares issued in AuEx acquisition (Note 5)	29,761,280	232,435	-	-	-	232,435
Exercise of stock options	1,476,529	8,307	(3,499)	-	-	4,808
Stock-based compensation	-	-	7,626	-	-	7,626
Other comprehensive income	-	-	-	16,531	-	16,531
Recognition of future tax liabilities on long term investments	-	-	-	(2,066)	-	(2,066)
Net loss for the year	-	-	-	-	(19,894)	(19,894)

Balance as at December 31, 2010	150,946,895	666,139	35,405	13,753	(10,930)	704,367

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2010	2009	2008

Net income (loss) for the year	$(19,894)	$15,361	$(31,709)
Other comprehensive items:
Unrealized gain (loss) on long-term investments, net of taxes	13,732	(712)	(3,262)
Reclassification of gain (loss) on disposal of investment included in net income (loss)	733	-	(1,526)

Total comprehensive income (loss)	$(5,429)	$14,649	$(36,497)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

1.	NATURE OF OPERATIONS

Fronteer Gold Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 11 and 12).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant. As described in Note 20 these accounting principles differ in certain material respects from accounting principles accepted in the United States.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Equity method of accounting

The Company follows the equity method of accounting for companies where it exercises significant influence. Under the equity method, the Company records its investment in the net assets as a single line on the balance sheet and its percentage interest in the results of operations as a single line item on the statement of operations.

Measurement uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, fair value estimates used in relation to acquisitions, assessments of the recoverability of exploration properties and deferred exploration expenditures, impairment of other long-lived assets, the carrying value of the investments in Turkish Properties, the determination of the provision for future removal and site restoration costs, the potential recognition of future income tax assets and the assumptions used in the determination of the fair value of stock-based compensation and share purchase warrants. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less, and are carried at fair value. These investments are liquid and can be converted to cash at any time.

Short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair value, which includes accrued interest earned on the investments.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash consists of cash deposited by the Company into a special bank account to be held in escrow until the completion of certain facilities at the Company’s Long Canyon project.

Equipment and Amortization

Equipment is stated at historical cost less amortization. The equipment noted below is amortized over its estimated useful life using the following annual rates and methods:

Computer equipment	30%	Declining balance
Computer software	50%	Straight line
Buildings		Straight line – 39 years
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements		Term of lease
Automotive equipment	30%	Declining balance

Amortization of assets used in exploration is capitalized to deferred exploration expenditures. Land and water rights are not amortized.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of amounts required under option agreements as an addition or reduction, respectively, in the book value of the property under option when paid or received.

The amount shown for mineral property interests represents costs incurred, allocated and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An indication of impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Impairment of Equity Investments

The Company reviews and evaluates its equity investments for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An indication of impairment is considered to exist if there has been a significant or prolonged decline in the fair value of the investment below its cost or if there is information about significant changes with adverse effects that have taken place in the environment in which the investee operates and indicate that the carrying amount of the investment may not be recovered. The Company records an impairment if the decline is other than temporary.

Due to joint venture partner

This amount represented amounts owed to the Company’s co-venturer on its Long Canyon project.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The Company is subject to federal, state and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and amortized over the asset’s life. The liability is accreted over time through charges to earnings.

Stock-Based Compensation

The Company has three employee stock option plans: i) Fronteer employee stock option plan, ii) acquisition stock option plan, and iii) Aurora Energy Resources (“Aurora”) stock option plan. The Aurora stock option plan was assumed by the Company upon the acquisition of Aurora (Note 7(a)). The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures for options granted under the Fronteer employee stock option plan and the Aurora stock option plan. The Company recognizes as a cost of acquisition, options granted under the acquisition stock option plan and vested options assumed under the Aurora stock option plan using the fair value method. The fair value of option grants is generally established at the date of grant using the Black-Scholes option-pricing model and the compensation amount, equal to the option's fair value, is recognized on a graded basis over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a three-year period.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;
ii.	non-monetary assets at historical rates;
iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statement of operations.

Basic and diluted earnings (loss) per share

Earnings per share are calculated using the weighted average number of common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share and is only recognized when the effect is dilutive.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

-

Held-to-maturity investments, loans and receivables and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

-

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net earnings.

	-	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

-

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

The Company's financial instruments primarily consist of cash (classified as held for trading), short-term deposits (classified as held for trading), restricted cash (classified as held to maturity), accounts receivable (classified as loans and receivables), and accounts payable and amounts due to joint venture partners (classified as other financial liabilities). The fair value of these financial instruments approximates their carrying values. Long term investments in equity securities are classified as available for sale and investments in share purchase warrants are classified as held for trading. Reclamation deposits are classified as held to maturity.

Comprehensive income comprises the Company’s net income and other comprehensive income. Comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources.

Financial instruments are recognized on the balance sheet when the Company has become party to the contractual provisions of the instruments.

Assets held for sale

Assets held for sale relate solely to those Aurora assets sold as described in Note 7(b). Assets held for sale are measured at the lower of carrying value or fair value less cost to sell.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Business combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011. The Company has chosen to early adopt the standard for all business combinations occurring on or after January 1, 2010.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed to various degrees of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, and short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper. The Company’s maximum exposure to credit risk amounts to $3,102,710, which primarily consists of accounts receivable.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. The Company’s financial liabilities have varying maturities: i) accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand, ii) amounts due to joint venture partners have an indeterminate maturity as they are based on the Company’s Long Canyon project.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at December 31, 2010, is summarized in the table below (in thousands):

	As at December 31, 2010
	10% increase in USD	10% decrease in USD
	(in ‘000s)	(in ‘000s)
(Increase) decrease in net income and comprehensive income	(790)	790

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income by $998,000 (December 31, 2009 - $1,472,000), based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold and uranium.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities equals their estimated fair value. Cash is measured at fair value and falls into Level 2 of the fair value hierarchy as described in Note 9.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of its investments at less than favorable prices. Additionally, the Company marks its long term investments in equity securities and investments in share purchase warrants to market at each reporting period. This process could result in significant write downs of the Company’s investments over one or more reporting periods, particularly during periods of declining resource equity markets.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

5.	ACQUISITION OF AUEX VENTURES INC.

On November 1, 2010, the Company acquired 100% of the issued and outstanding shares of AuEx Ventures Inc. (“AuEx”) pursuant to a court approved plan of arrangement. Under the terms of the arrangement each AuEx shareholder received 0.645 of a Fronteer common share, $0.66 in cash and 0.5 of a common share in Renaissance Gold, Inc. (a new exploration company) for each AuEx share held. The Company has consolidated the assets and operations acquired from the date of acquisition.

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of asset to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below (in thousands):

Purchase price:
29,761,280 common shares of Fronteer	$232,435
Cash payments made by Fronteer	37,557
Acquisition costs	2,543
$272,535

Net assets acquired:
Current assets	$5,569
Other assets	8,407
Investment in Renaissance Gold Inc.	3,067
Exploration properties and deferred exploration expenditures	385,546
Other liabilities	(6,441)
Future income tax liability	(123,613)
$272,535

6.	ACQUISITION OF NEVADA EAGLE RESOURCES

On April 23, 2010, the Company acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars). The Company has accounted for the acquisition of Nevada Eagle as a business combination using the acquisition method. The Company has consolidated the assets and operations acquired from the date of acquisition. Since the acquisition, other income of $321,144 has been recognized relating to leasing revenue from Nevada Eagle properties, which is not significantly different if the transaction had been completed as of January 1, 2010. Transaction costs incurred as part of the acquisition were not significant.

(in thousands):

Purchase consideration transferred	$4,763

Fair value of business acquired	4,763

The identifiable assets and liabilities assumed are as follows: (in thousands):

Exploration properties and deferred exploration expenditures	4,763

$4,763

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

7.	AURORA ENERGY RESOURCES INC.

a) Acquisition of Aurora

On March 2, 2009, the Company’s offer to acquire all of the outstanding common shares of Aurora Energy Resources Inc. (“Aurora”) that it did not already own on the basis of 0.825 of a Fronteer common share for each Aurora share expired and the Company agreed to take up 36,526,336 Aurora common shares tendered. The Company acquired the remaining outstanding common shares of Aurora on April 21, 2009 which gave the Company 100%.

At December 31, 2008, the Company had owned 42.2% of the outstanding common shares of Aurora. As a result of its equity ownership in Aurora the Company had followed the equity method of accounting for its investment in Aurora until March 2, 2009. From March 3, 2009 onwards the Company has consolidated the results of operations of Aurora.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date Fronteer acquired effective control of the outstanding common shares of Aurora - March 2, 2009. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	1.64%
Expected volatility	83.85%
Expected life	2.66 years
Dividend rate	0.00%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below (in thousands):

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,192
106,544
Existing value of equity investment in Aurora	74,042
$180,586

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,369
Other liabilities	(3,378)
Future income tax liability	(8,708)
$180,586

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

7.	AURORA ENERGY RESOURCES INC. (continued)

b) Disposition of Aurora

On December 17, 2010, Fronteer entered into an Asset Sale Agreement for Paladin Energy Ltd. (“Paladin”) to acquire 100% of the uranium assets of Aurora. The sale was completed on February 1, 2011. Under terms of the agreement, Fronteer received 52,097,937 common shares of Paladin valued at $261,010,664 on the date of closing as consideration for the sale. The Company expects to realize a pre-tax gain on sale of approximately $165,700,000.

At December 31, 2010, for presentation purposes the Company has presented the assets and liabilities of Aurora being acquired by Paladin as held for sale including the deferred exploration expenditures and capital assets. The amounts are presented in the table below (in thousands):

2010
Assets
Accounts receivable and other	$742
Property and equipment (Note 8)	1,076
Deferred exploration expenditures (Note 11)	97,096
Total held for sale assets	98,914
Liabilities
Accounts payable and accrued liabilities	492
Future income tax liabilities (Note 13)	6,803
Total liabilities associated with assets held for sale	7,295
Net assets held for sale	$91,619

8.	PROPERTY AND EQUIPMENT

		2010			2009
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
(in thousands)		Amortization	Value		Amortization	Value
	$	$	$	$	$	$
Equipment	3,355	1,340	2,015	2,417	452	1,965
Computer software	609	535	74	472	413	59
Furniture and fixtures	594	271	323	563	198	365
Leasehold improvements	830	355	475	540	163	377
Buildings	284	9	275	207	1	206
Land, grazing and water rights	16,960	-	16,960	2,391	-	2,391
	22,632	2,510	20,122	6,590	1,227	5,363
Aurora plant and equipment held for sale (Note 7(b))	(1,706)	(630)	(1,076)	-	-	-
	20,926	1,880	19,046	6,590	1,227	5,363

Equipment consists of automotive equipment, field equipment and computer equipment and hardware.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

8.	PROPERTY AND EQUIPMENT (continued)

On August 13, 2010, the Company acquired the ranch assets at Big Spring Ranch in Nevada to support mining activities related to the Long Canyon property. Total consideration inclusive of acquisition costs was $12,659,100 allocated as per the table below. At that time 49% was reimbursed by the joint venture partner AuEx, subsequent to the acquisition of AuEx on November 1, 2010 (see Note 5), the Company owns the consolidated amount.

Land and water rights	$12,554
Buildings	105
12,659

9.	LONG TERM INVESTMENTS

The Company, from time to time, may make strategic investments in other private or publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Company has determined that any share purchase warrants held are derivative (held for trading) financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model that uses inputs that are corroborated with the market wherever possible. Any common shares (equities) held are designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

Inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement are summarized in the three level hierarchies below:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;  and
- Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010 and 2009 (in thousands):

	Financial assets at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Equities	34,378	-	-	34,378
Share purchase warrants	-	3,464	-	3,464
	34,378	3,464	-	37,842

	Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Equities	4,250	-	-	4,250
Share purchase warrants	-	12,412	-	12,412
	4,250	12,412	-	16,662

During the year ended December 31, 2010, the Company sold certain of its equity investments and share purchase warrants recording a loss on sale of $393,864 (2009 – gain of $9,561,910).

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

9.	LONG TERM INVESTMENTS (continued)

In July 2010, by way of a non-brokered private placement, the Company acquired 2,000,000 units of Rae Wallace Mining Inc. (“Rae Wallace”) at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012. At December 31, 2010, the fair value of the Company’s investment in Rae Wallace is $419,217.

In August 2010, the Company invested $5,000,250 in Levon Resources Ltd. as part of a private placement offering. The Company’s investment consists of 6,667,000 units priced at $0.75 per unit. Each unit consists of one common share and one-half of one common share purchase warrant exercisable at $1.20 for a period of 18 months. At December 31, 2010, the fair value of the Company’s investment in Levon Resources is $17,024,543.

In November 2010, the Company purchased 5,000,000 common shares of Valley High Ventures Inc. for a total investment of $5,200,000. At December 31, 2010, the fair value of the Company’s investment in Valley High Ventures Inc. is $10,300,000.

In November 2010, as part of the AuEx transaction as described in Note 5, the Company received 2,534,969 shares of Renaissance Gold Inc., which are held by AuEx Ventures Inc. At December 31, 2010, the fair value of the Company’s investment in Renaissance Gold is $4,562,944.

In November 2010, the Company received 4,500,000 common shares of Bridgeport Ventures Inc. as described in further detail in Note 11. At December 31, 2010, the fair value of the Company’s investment in Bridgeport Ventures Inc. is $4,050,000.

10.	PROVISION FOR RECLAMATION

	December 31, 2010	December 31, 2009
Balance, beginning of year	$1,180	$1,425
Acquisition of AuEx (Note 5)	233	-
Expenditures	(72)	(357)
Effect of foreign currency translation	(37)	(9)
Reclamation accretion expense	189	121
Balance, end of year	$1,493	$1,180

Balance sheet presentation:
Current portion	$143	$123
Long term portion	1,350	1,057
Balance, end of year	$1,493	$1,180

The Company has posted cash surety bonds in the amount of $3,741,640 as at December 31, 2010 (2009 - $3,578,084) with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the associated reclamation activities are completed.

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2010, the Company’s undiscounted future reclamation and property closure cost estimate was US$1,522,505. The Company expects it will complete US$143,000 of these expenditures in 2011 and the remainder in future years. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate because of funding arrangements in place.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

11.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(in thousands)	Total December 31, 2009	Additions	Recoveries	Write-downs	Dispositions	Transfered to Equity Interest	Total December 31, 2010
	$	$	$	$	$	$	$
USA
(Note 11(a))
Northumberland	80,147	6,629	-	-	-	-	86,776
Long Canyon & Pequops	15,870	406,076	(7,782)	-	-	-	414,164
Eastern Great Basin	55,438	1,040	-	-	-	-	56,478
Sandman	22,497	377	-	-	-	-	22,874
Zaca	45,957	79	-	(33,676)	-	-	12,360
Carlin –Cortez	2,163	72	-	(810)	(390)	-	1,035
Other	16,539	6,614	-	-	(1,058)	-	22,095
	238,611	420,887	(7,782)	(34,486)	(1,448)	-	615,782

CANADA
(Note 11(b))
Michelin Main	50,900	2,463	-	-	-	-	53,363
Jacques Lake	13,918	90	-	-	-	-	14,008
CMB	20,346	-	-	-	-	-	20,346
Other	8,701	678	-	-	-	-	9,379
	93,865	3,231	-	-	-	-	97,096

TURKEY &
OTHER
(Note 11(c) and (d))
TV Tower	36	64	-	-	-	(100)	-
Isper	167	7	-	-	-	-	174
Aktarma	57	7	-	-	-	-	64
Yuntdag	3	8	-	-	-	-	11
Other	-	175	-	-	-	-	175
	263	261	-	-	-	(100)	424
	332,739	424,379	(7,782)	(34,486)	(1,448)	(100)	713,302

Aurora exploration properties classified as held for sale (Note 7(b))							(97,096)
							616,206

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

11.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(in thousands)	USA	Canada	Turkey	Total

December 31, 2009	$238,611	$93,865	$263	$332,739

Acquisition of AuEx (Note 5)	385,546	-	-	385,546
Acquisition of Nevada Eagle (Note 6)	4,763	-	-	4,763
	390,309	-	-	390,309

2010 expenditures:
Acquisition costs	52	2	-	54
Assaying & geochemical	1,912	9	2	1,923
Camp & field costs	758	384	-	1,142
Claim maintenance and advance royalty fees	2,512	-	-	2,512
Decline construction	1,094	-	-	1,094
Drilling	11,531	-	-	11,531
Engineering studies	4,224	375	-	4,599
Environmental	450	605	-	1,055
Geophysics	247	-	-	247
Transportation	404	484	12	900
Wages, consulting and management fees	6,611	1,235	38	7,884
Other	783	137	209	1,129
	30,578	3,231	261	34,070

Exploration costs written-off	(34,486)	-	-	(34,486)
Dispositions	(1,448)	-	-	(1,448)
Transfered to Equity Interest	-	-	(100)	(100)
Recoveries	(7,782)	-	-	(7,782)
	(43,716)	-	(100)	(43,816)

	615,782	97,096	424	713,302
Aurora exploration properties classified as held for sale (Note (7b))	-	(97,096)	-	(97,096)
December 31, 2010	$615,782	$-	$424	$616,206

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Return (“NSR”) royalty from minerals produced from the claims. None of the existing deposits at Northumberland are situated on these claims.

In addition, a small portion (less than 1%) of the area on which the Northumberland Project deposits are currently located are subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

11.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon and West Pequops Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to earn a 51% interest in the project. Both the Company and AuEx reserve a 3% NSR royalty on the claims they each contributed to the venture.

On November 1, 2010, the Company consolidated 100% ownership of the Long Canyon Project through the acquisition of AuEx Ventures Inc.

In addition to consolidating ownership of the Long Cayon Project, upon acquisition of AuEx, Fronteer acquired a 49% interest in the West Pequop project, which lies adjacent to Long Canyon. The West Pequop Project is a joint venture with Agnico-Eagle, Inc. as operator, owning the remaining 51%. Under the terms of the original agreement Agnico has elected to earn an additional 19% in the project by completing all further expenditures through completion of a feasibility study on the project, by June 17, 2013.

See Note 5 for further discussion of the AuEx transaction.

Sandman Project

The Sandman Project which is owned 95% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont Mining Corporation (“Newmont”) beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR royalties on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US$3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

11.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

mineral leases and leased fee lands. A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and thereafter so long as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% to 5%.

Zaca Project

The Zaca Project, owned 100% by the Company, is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement. There is a 5% NSR royalty payable on certain of the Zaca claims. For the year ended December 31, 2010, the Company has written down the Zaca project to its estimated fair value due to arms lengths negotiations of a possible sale of the project.

Carlin Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The majority of the land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

Other:

Nevada Eagle Properties (Note 6)

The Nevada Eagle properties acquired in April 2010 included 52 prospective gold properties covering over 70 square miles of gold trends primarily in Nevada. The properties consist of 100% owned properties, properties under lease and option agreements, and properties subject to NSR royalty. Properties under lease and option agreements have an aggregate of US$292,600 in annual payments to Nevada Eagle. NSR royalty provisions payable to Nevada Eagle range from 1% to 6% on the various properties.

Bridgeport Ventures Inc.

On November 16, 2010, the Company signed a definitive agreement to sell a 100% interest in 10 mineral properties to Bridgeport Ventures Inc. (“Bridgeport”) (BVI-TSX). As consideration for the sale the Company received 4,500,000 common shares of Bridgeport and will reserve a 2% net smelter royalty on each of the projects (see Note 9). Nine of the ten projects sold were acquired by Fronteer as part of its purchase of Nevada Eagle (Note 6). The Company has recognized a gain on sale of $4,145,000 in the statement of operations.

West Kirkland Mining

On December 16, 2010, the Company announced that it had optioned 11 US exploration properties to West Kirkland Mining (“Kirkland”) (WKM-TSX). Under terms of the option agreements, Kirkland may earn an initial 51% interest in all of the properties by spending an aggregate $15,400,000 in exploration and development over the next 4 years. Fronteer also announced that it will subscribe for 800,000 common shares of Kirkland at $1.25 per share by way of private placement. Under terms of the agreement, Kirkland agrees to a $2,000,000, first-year exploration program across the 11 properties. To maintain its option in the second year, Kirkland must spend a further $3,000,000 on exploration and development. After the second year Kirkland can earn a 51% interest in any designated property by making specific exploration expenditures for that property. Upon completion of the earn-in requirements, Kirkland will

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

11.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

have a one-time option to elect to earn an additional 9% interest for a total of 60%, over a subsequent two-year period in any designated project by either a) completing $4,000,000 in exploration and development costs on that designated project or b) by producing a pre-feasibility study.

(b)	Canada

The Labrador Properties (Michelin Main, Jacques Lake and CMB) consist of a series of uranium deposits and occurrences located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora Energy Resources Inc (“Aurora”), a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR royalty owing to an independent third party. See Note 7 for further discussion of the Company’s interest in Aurora.

(c)	Turkey

The Company owns an interest in a number of early stage exploration projects, located in northern and northwestern Turkey. See also Note 12 for a discussion of Turkey properties accounted for using the equity method of accounting.

(d)	Other

In 2010, the Company paid US$150,000 to Rae Wallace for a three year option to earn a 51% interest in up to two properties within a 23,500 square kilometer area that Rae Wallace currently owns or acquires, within the next three years. To earn a 51% interest in a property, the Company must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer the joint venture opportunity to the Company.

12.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Halilaga and TV Tower Properties

The Company owns 40% of the Halilaga project through a 40% ownership stake in a Turkish company, controlled (60%) by a Turkish subsidiary ("TMST") of Teck Resources Limited. A separate Turkish company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey, including the TV Tower property. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investments in Turkish Properties” and in the statement of operations as “Equity income (loss) from Turkish Properties”, respectively. For the Halilaga and TV Tower properties the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”.

Agi Dagi and Kirazli Properties

In December 2009, the Company, Teck Resources Limited and TMST announced they entered into a definitive agreement with Alamos Gold Inc. (“Alamos”) providing for the sale of 100% of the Agi Dagi and Kirazli projects. On January 6, 2010, the Company announced that it had completed the sale of its Agi Dagi and Kirazli gold projects to Alamos. Total consideration received was comprised of US$40 million and 4 million shares of Alamos, which was split pro-rata based on respective ownership percentage (40%), resulting in a gain of $18,688,875 which has been recognized in the statement of operations.

Should the Agi Dagi and Kirazli properties go into production, the Company retains an obligation to TMST to pay a production bonus of US$10 per ounce of gold from the originally defined resource areas at Agi Dagi and Kirazli, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Accordingly the Company has recorded a long-term liability equal to the discounted fair value of the production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

13.	INCOME TAXES

a)	Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2010 of 28.5% (2009 – 30.0%; 2008 – 31%).

	December 31,	December 31,	December 31,
(in thousands)	2010	2009	2008
Income (loss) before taxes	$(27,158)	$5,221	$(35,481)
Expected income tax expense (recovery)	(7,740)	1,566	(10,999)
Adjustments resulting from:
Permanent differences:
- foreign exchange	(3,162)	(2,364)	3,439
- foreign resource expenditures	3,173	-	-
- stock-based compensation	1,395	1,365	2,327
- capital gains	312	(1,434)	-
- dilution gains	-	-	(11)
- other	1,576	(1,202)	118
Rate differences in other jurisdictions	(10,798)	38	197
Effect of acquisition of Aurora	-	(8,442)	-
Changes in enacted and substantively enacted rates	186	484	243
Other	(139)	(101)	331
Change in valuation allowance	7,933	(50)	583
Income tax recovery	$(7,264)	$(10,140)	$(3,772)

b)	Future tax balances:

The tax effects that give rise to future income tax assets and liabilities are as follows

	December 31,	December 31,
(in thousands)	2010	2009
Future income tax assets (liabilities):
Operating losses carried forward	$29,338	$14,095
Equipment	570	598
Share issue costs	532	1,429
Mineral properties	(194,234)	(67,693)
Investments	3,095	(1,482)
Resource expenses	4,226	4,245
Other	400	69
Valuation allowance	(9,374)	(1,441)
	$(165,447)	$(50,180)

Less: future tax liability of Aurora (Note 7(b))	(6,803)	-
	$(158,644)	$(50,180)

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

13.	INCOME TAXES (continued)

As at December 31, 2010, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $13,033,259 (2009 - $6,961,202). These losses, if unutilized, have expiration years ranging from 2011 to 2030. The Company also has available for deduction against future taxable income in the USA losses carried forward of $71,112,625 (2009 - $31,314,740) which have expiration years ranging from 2024 to 2030.

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $612,605 (2009 - $2,124,762), which expire from 2011 to 2013, and losses carried forward of $3,524,145 (2009 - $3,481,734) which expire commencing in 2017, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2010, the Company had approximately $72,343,204, $17,198,869, and $60,970 of Canadian exploration expenses, Canadian development expenses and foreign resource expenses, respectively which, under certain circumstances, may be utilized to reduce taxable income in future years.

14.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Fronteer Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company, options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	5,721,900	$7.17
Options granted	2,670,000	3.17
Options exercised	(1,083,500)	1.28
Options forfeited	(201,666)	5.21
Options expired	(153,334)	9.18
Balance, December 31, 2009	6,953,400	$6.55
Options granted	2,920,000	4.53
Options exercised	(756,600)	3.09
Options forfeited	(171,250)	4.62
Options expired	(50,000)	9.44
Balance, December 31, 2010	8,895,550	$6.22

Options exercisable at December 31, 2010 totaled 6,088,258 (December 31, 2009 – 5,017,358).

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

14.	SHARE CAPITAL (continued)

At December 31, 2010, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

			Weighted		Weighted average
	Number of	Weighted average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$2.00 to $2.99	30,000	8.22	2.89	15,000	2.89
$3.00 to $3.99	2,240,500	8.17	3.13	1,440,500	3.12
$4.00 to $4.99	2,798,800	8.79	4.37	1,174,633	4.37
$5.00 to $5.99	128,750	8.30	5.57	53,750	5.46
$6.00 to $6.99	725,000	0.35	6.50	725,000	6.50
$7.00 to $7.99	75,000	9.82	7.73	-	-
$8.00 to $8.99	1,517,500	6.77	8.07	1,299,375	8.07
$9.00 to $9.99	80,000	1.83	9.48	80,000	9.48
$10.00 to $10.99	355,000	1.26	10.20	355,000	10.20
$11.00 to $11.99	60,000	1.91	11.10	60,000	11.10
$14.00 to $14.99	835,000	1.16	14.24	835,000	14.24
$16.00 to $16.99	50,000	1.29	16.09	50,000	16.09
	8,895,550	6.43	6.22	6,088,258	7.05

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	41,600	$9.62
Options expired	(22,100)	9.62
Balance, December 31, 2009	19,500	$9.62
Options exercised	(13,000)	9.62
Balance, December 31, 2010	6,500	$9.62

Options exercisable at December 31, 2010 totaled 6,500 (December 31, 2009 – 19,500).

At December 31, 2010, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

Price	Number of options outstanding	Weighted average remaining contractual life	Weighted Average Exercise Price
$9.62	6,500	1.73 years	$9.62

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

14.	SHARE CAPITAL (continued)

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	4,762,452	$7.73
Options exercised	(706,933)	3.50
Options expired	(1,650)	2.85
Options forfeited	(121,127)	14.07
Balance, December 31, 2010	3,932,742	$8.29

Options exercisable at December 31, 2010 totaled 3,735,286 (2009- 4,028,194).

At December 31, 2010, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	14,439	2.84	1.72	14,439	1.72
$2.00 to $2.99	1,177,228	2.84	2.76	979,772	2.75
$4.00 to $4.99	1,067,975	0.14	4.36	1,067,975	4.36
$6.00 to $6.99	82,500	0.58	6.16	82,500	6.16
$9.00 to $9.99	206,250	0.65	9.19	206,250	9.19
$11.00 to $11.99	303,600	0.75	11.10	303,600	11.10
$14.00 to $14.99	41,250	0.84	14.55	41,250	14.55
$16.00 to $16.99	206,250	0.89	16.05	206,250	16.05
$17.00 to $17.99	610,500	1.21	17.42	610,500	17.42
$18.00 to $18.99	94,875	1.33	18.82	94,875	18.82
$19.00 to $19.99	107,250	1.20	19.77	107,250	19.77
$21.00 to $21.99	20,625	1.35	21.85	20,625	21.85
	3,932,742	1.32	8.29	3,735,286	8.58

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

14.	SHARE CAPITAL (continued)

Stock-based compensation:

For the year ended December 31, 2010, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the year ended December 31, 2010 ranged from $2.84 to $4.75 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31,	December 31,
	2010	2009
Risk free interest rate	2.36% to 3.36%	1.43% to 2.33%
Expected life	5.25 to 6.29 years	3.7 to 4.8 years
Expected volatility	71.9% to 78.7%	78.9% to 81.6%
Expected dividend yield	0.0%	0.0%

For the year ended December 31, 2010, the Company has capitalized a total of $1,635,000 (2009 - $1,120,000) of stock- based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $5,990,498 (2009 - $4,477,730) of stock-based compensation expense. In 2009, the Company recorded an amount in contributed surplus of $3,022,615 which represented options exercisable into shares of Fronteer on acquisition of Aurora (Note 7a).

15.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $4,682,141. Minimum rental commitments for the following years are as follows (in thousands):

Year	Amount
$
2011	1,049
2012	935
2013	618
2014	386
2015	396
Subsequent to 2015	1,298
4,682

The company is also responsible for its share of property taxes and operating costs on office premises leases.

16.	RELATED PARTY TRANSACTIONS

There were no significant related party transactions for the year ended December 31, 2010. As at December 31, 2010, all intercompany balances have been eliminated upon consolidation.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

17.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its exploration properties and deferred exploration expenditures and have been disclosed in Notes 11 and 12. The net income (loss) relating to the operations in Canada, United States, Mexico and Turkey totaled ($22,984,248), ($14,486,705), $80,927 and $17,495,745 respectively for the year ended December 31, 2010 (2009 - $11,715,153, $4,338,775, $404,362 and ($1,097,232) respectively).

Property and equipment are distributed geographically per the table below. Within Canada is included $1,075,934 of property and equipment classified as held for sale (Note 7b):

	December 31,	December 31,
	2010	2009
Canada	$1,675	$2,175
USA	18,413	3,144
Other	34	44
	$20,122	$5,363

18.	SUBSEQUENT EVENTS

i)

On February 1, 2011, the Company announced the completion of the sale of 100% of the uranium assets of Aurora Energy Resources Inc., a wholly owned subsidiary of Fronteer, to Paladin Energy Ltd. pursuant to the Asset Sale Agreement which was entered into on December 17, 2010. Under the terms of the completed Agreement, Fronteer received 52,097,937 common shares of Paladin valued at $261,010,664 on the date of closing as consideration for the sale. See Note 7(b) for further discussion of the transaction.

ii)

On February 3, 2011, Fronteer and its wholly owned subsidiary Pilot Gold Inc. ("Pilot Gold"), entered into an agreement with Newmont, pursuant to which Newmont will acquire, by way of a court approved plan of arrangement (the “Arrangement”), the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive $14.00 in cash and 0.25 of a common share of Pilot Gold (after a one for four share consolidation of Pilot Gold) for each common share of Fronteer. Following completion of the Arrangement, former Fronteer shareholders will own approximately 80.1% of Pilot Gold. The remaining 19.9% will be owned by Newmont.

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold. In addition, Pilot Gold will own Fronteer's assets and operations in Turkey and Fronteer's investment in common shares and share purchase warrants of Rae Wallace and an option to acquire an interest in two Peruvian properties owned by Rae Wallace. In addition Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less any cash payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement).

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer securities holders scheduled for March 30, 2011.

iii)	Subsequent to December 31, 2010, 2,224,303 stock options were exercised for total proceeds of $8,891,532 to the Company.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

19.	CONTINGENCIES

On January 29, 2009, the Company received a letter from New York counsel to NWG Investments Inc. ("NWG"), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. The letter alleges that the Company fraudulently induced NWG to transfer its NewWest shares through misrepresentations and omissions of material fact regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut Government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWG alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWG is exploring an oppression claim against Fronteer and other unidentified persons in Ontario.

On February 25, 2011, replacement counsel to NWG wrote to the Company's counsel in response to a request that NWG's principal, Mr. Jacob Safra, sign a lock-up agreement provided to him in connection with the proposed plan of arrangement involving the Company and Newmont. In that letter, NWG's new counsel repeated NWG's claims that the Company induced NWG to transfer its NewWest shares in the NewWest Transaction by means of fraud, fraudulent inducement and/or breach of contract. The Company's counsel responded to NWG's counsel by re-iterating the view that NWG's claims are entirely without merit and referring NWG's counsel to the Company's counsel's previous detailed correspondence.

To date, the Company has not been served with any claim. The Company's counsel has performed a detailed review of the Company's communications and disclosure of this matter and as a result, the Company believes that the threatened claims have no merit. The Company plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

20.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net income (loss) for the years ending December 31, 2010, 2009 and 2008 and to shareholders’ equity at December 31, 2010, 2009 and 2008 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”) (in thousands).

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
STATEMENT OF INCOME (LOSS):	2010	2009	2008

Net income (loss) based on Canadian GAAP	$(19,894)	$15,361	$(31,709)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20a)	(25,076)	(17,778)	(8,063)
Dilution gain (Note 20b)	-	-	(71)
Equity loss of Aurora (Note 20b)	-	(411)	(13,749)
Equity loss of Turkish Properties (Note 20c)	(1,252)	(698)	(1,331)
Gain on sale of Turkish Properties (Note 20c)	11,814	-	-
Gain on sale of US Properties (Note 20a)	111	-	-
Change in foreign exchange expense	(409)	(796)	200
Acquisition costs incurred (Note 20b)	-	(2,192)	-
Revaluation of existing investment in Aurora (Note 20b)	-	34,779	-
Fair value excess arising on Aurora acquisition (Note 20b)	-	2,299	-
Change to future income tax expense	8,104	(3,888)	6,688
Net income (loss) for the year based on U.S. GAAP	$(26,603)	$26,676	$(48,035)

Weighted average number of shares outstanding – basic	125,289,751	112,383,585	83,275,668
Weighted average number of shares outstanding – diluted	125,289,751	113,854,359	83,275,668
Earnings (loss) per share – basic	$(0.21)	$0.24	$(0.58)
Earnings (loss) per share – diluted	$(0.21)	$0.23	$(0.58)

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

20.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SHAREHOLDERS’ EQUITY:
Shareholders’ equity based on Canadian GAAP	$704,367	$464,927	$338,535
Deferred exploration costs prior to the establishment of
proven and probable mineral reserves (Note 20a)	(73,453)	(48,487)	(28,071)
Revaluation of original Aurora holding at March 2, 2009 (Note 20b)	34,779	34,779	-
Additional adjustment to eliminate Aurora accumulated deficit (Note 20b)	(3,699)	(3,699)	-
Acquisition costs incurred (Note 20b)	(2,192)	(2,192)	-
Accumulated equity loss of Aurora (Note 20b)	(40,587)	(40,587)	(40,176)
Equity loss of Turkish Properties (Note 20c)	(3,851)	(2,599)	(1,901)
Sale of Turkish Properties (Note 20c)	11,814	-	-
Accumulated incremental dilution gains (Note 20b)	2,945	2,945	2,944
Foreign exchange	(1,005)	(596)	199
Cumulative change to future income tax expense	14,976	6,872	10,761

Shareholders’ equity based on U.S. GAAP	$644,094	$411,363	$282,291

The following sets out the material balance sheet differences between Canadian and U.S. GAAP (in thousands):

	2010	2009
1. Exploration properties and deferred exploration Expenditures and assets held for sale
Canadian GAAP (including assets held for sale (Note 7b))	$713,303	$332,739
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20a)	(60,071)	(35,225)
Future income tax effect of exploration costs (Note 20a)	(149)	(149)
U.S. GAAP	$653,083	$297,365

2. Investment in Turkish Properties
Canadian GAAP	$3,087	$13,530
Equity in loss of Turkish Properties – current year	(1,252)	(1,901)
Equity in loss of Turkish Properties – prior year	(3,193)	(698)
Sale of Turkish Properties	11,814	-
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20c)	(9,425)	(9,900)
Future income tax effect of exploration costs (Note 20a)	(1,031)	(1,031)
U.S. GAAP	$-	$-

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

20.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

3. Investment in Aurora
Canadian GAAP	$-	$-
Elimination of equity investment upon acquisition	37,642	37,642
Incremental dilution gain from prior years	2,945	2,945
Equity in loss of Aurora from prior years	(40,587)	(40,176)
Equity in loss of Aurora (Note 20b)	-	(411)
U.S. GAAP	$-	$-

4. Contributed surplus
Canadian GAAP	$35,405	$31,278
Stock based compensation (Note20d)	(3,253)	(3,253)
Dilution gain from prior year	72,544	72,544
U.S. GAAP	$104,696	$100,569

5. Future income taxes
Canadian GAAP (including liabilities associated with assets held for sale)	$165,447	$50,180
Future income tax effect of exploration costs (Note 20a)	(8,104)	(1,180)
Future income tax effect of Aurora bump on exploration costs	6,456	6,456
Foreign exchange	409	795
Cumulative change to future income tax expense	(1,796)	(1,411)
U.S. GAAP	$162,412	$54,840

(a)	Interest in Exploration Properties and Deferred Exploration Costs

Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed as incurred. Upon completion of a final feasibility study determining that economically proven and probable reserves exist, the costs related to development of the mining property are capitalized. During the year, the Company capitalized $nil (2009 and 2008 - $nil) in relation to properties in the development stage.

As a result of not capitalizing exploration costs under US GAAP the cost basis of the exploration properties decreases hence any gain on sale of these properties must be adjusted accordingly.

(b)	Investment in Aurora

Under Canadian GAAP, the Company has accounted for the Aurora acquisition as an asset acquisition under CICA Handbook section 1581, Business Combinations (Note 7(a)). Under US GAAP, the Company is required to adopt ASC 805-10 (formerly SFAS 141(R)) which requires business combinations to be accounted for under the “acquisition method”. ASC 805-10 broadens the definition of a business to include development stage entities and therefore the Aurora acquisition would be accounted for as a business combination rather than an asset acquisition. The Company has accounted for the Aurora acquisition as a business combination and noted the following significant differences: (i) acquisition-related costs of $2,192,305 have been expensed as incurred and excluded from the cost of the business combination, (ii) the value of the Company’s existing investment in Aurora has been fair valued as of the date of the business combination and the resulting revaluation gain of $34,779,220 has been recorded in the Statement of Income (loss), (iii) negative goodwill resulting from the acquisition of $2,298,314 was recognized in the income statement.

FRONTEER GOLD INC.
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the years ended December 31, 2010 and 2009

20.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Prior to the Company’s acquisition of Aurora certain GAAP differences existed which affected the carrying value of the Company’s investment in Aurora. The Company’s equity loss pickup of Aurora increased primarily due to the expensing of deferred exploration expenditures in Aurora under U.S. GAAP.

(c)	Investment in Turkish Properties

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that economically proven and probable mineral reserves exist, after which development costs are capitalized. The Company’s equity loss pickup of the Turkish Properties increased due to the expensing of deferred exploration expenditures in the Turkish Properties, incurred subsequent to the earn-back by TMST, under U.S. GAAP. The gain on sale of Agi Dagi and Kirazli is also subsequently higher due to the expensing of the exploration costs under U.S. GAAP.

(d)	Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals under US GAAP: (in thousands)

	2010	2009	2008
Cash from operating activities	$(39,898)	$(30,937)	$(14,066)

Cash from investing activities	$84,717	$55,433	$(54,243)

(e)	Comprehensive Income

For U.S. GAAP purposes ASC 220-10 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. ASC 220-10 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement (in thousands).

	2010	2009	2008
Net income (loss) for the year based on U.S. GAAP	$(26,603)	$26,676	$(48,035)
Other comprehensive income:
Change in unrealized gains on available for sale securities	13,731	(712)	-
Reclassification of gain (loss) on disposal of investment included in net loss.	733	-	-
Comprehensive income (loss) based on U.S. GAAP	$(12,139)	$25,964	$(48,035)

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergold.com	Jo Mark Zurel
Email: info@fronteergold.com	Ronald Parratt

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario	Troy Fierro, Chief Operating Officer
Canada	Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556	Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331	Jim Lincoln, Vice President, Operations
John Dorward, Vice President, Business Development
Exploration Office - US	Chris Lee, Chief Geoscientist
1031 Railroad St.
Elko, Nevada	Registrar and Transfer Agents
89801-3975	Equity Transfer and Trust Company
USA	400 – 200 University Avenue
Toronto, Ontario, M5H 4H1
Exploration Office - St. John's, NFLD	Canada
Suite 600, TD Place
140 Water Street	Registrar and Transfer Company
St. John's, NL	10 Commerce Drive, PO Box 1727
A1C 1K4	Cranford, NJ, 07016
USA
Exploration Office - Turkey
Agola Madencilik Ltd. Sti	Auditors
Nilgun Sokak 14/15	PricewaterhouseCoopers LLP, Chartered Accountants
Cankaya - Ankara	700 – 250 Howe Street
06680 Turkey	Vancouver, British Columbia, V6C 3S7

Shares Quoted
Toronto Stock Exchange: FRG
NYSE Amex FRG